UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 21 June, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



For Immediate Release                                             21st June 2007


                            BOARD APPOINTMENT AT AIB


Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) is pleased to announce the appointment today of Mr David Pritchard (63 yrs) as a Non-Executive Director.

After graduating in Aeronautics and Astronautics in 1966, Mr Pritchard worked for five years in the aircraft industry prior to spending his career in banking. He held senior positions in Citigroup and the Royal Bank of Canada before joining Lloyds TSB Group in 1995 as Group Treasurer. He was seconded for two years to the Financial Services Authority, and, subsequently, was appointed to the Board of Lloyds TSB Group plc and became Group Executive Director, Wholesale & International Banking. In 2003, he was appointed Non-Executive Deputy Chairman of Lloyds TSB Group plc. He retired from that role in 2005 and is now Non-Executive Chairman of Songbird Estates plc1, and a Non-Executive Director of LCH Clearnet Group2 and The Motability Tenth Anniversary Trust3.

                                     -Ends-


For further information, please contact:

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6600311 ext. 13894


--------------------------


1 Songbird Estates plc is the holding company of Canary Wharf Group which is involved in integrated property development, investment and management.

2 LCH Clearnet Group Ltd. through its operating subsidiaries provides clearing and settlement services to London's derivatives exchanges and to the Stock Exchanges of London, Paris, Amsterdam, Brussels and Lisbon.

3 The Motability Tenth Anniversary Trust is a charity providing mobility support for the disabled.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  21 June, 2007                                By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.